September 8, 2005

Via Mail and Fax (202) 772-9205

Mr. Larry Spirgel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A

Re:	i-CABLE Communications Limited

Form 20-F for Fiscal Year Ended December 31, 2004

Filed June 30, 2005

File No. 0-30350

Dear Mr. Spirgel:

i-CABLE Communications Limited (the “Company”) is pleased to provide the following information in response to your comment letter dated August 24, 2005 (the “Comment Letter”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).

As requested in the Comment Letter, we have keyed our responses to your comments for your ease of reference.

Comment 1 - Item 15. Controls and Procedures; page 64

SEC Comments: We note your disclosure that “There were no significant changes in our internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of our evaluation.” (emphasis added.) Part 1, Item 15(d) of Form 20-F requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially

Mr. Larry Spirgel

Division of Corporation Finance

United States Securities and Exchange Commission

September 8, 2005

affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fiscal year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Part 1, Item 15(d) of Form 20-F in future filings.

i-CABLE’s response: We confirm that there was no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We undertake to provide the disclosure required by Part 1, Item 15(d) of Form 20-F in our future filings.

Comment 2 - Note 7: Income tax in the consolidated statement of operations; page F-20

SEC comments: With regard to the Group’s discussion with the Inland Revenue Department, tell us why you believe that HK$17 million is an accurate estimate for the contingent tax exposure under US GAAP. Refer to paragraph 8 of SFAS 5.

i-CABLE’s response: We believe that HK$17 million is an accurate estimate for our contingent tax exposure under US GAAP. Although our maximum contingent liability based on protective assessments raised by the Inland Revenue Department (the “IRD”) amounted to HK$42 million, we were at an advanced stage of discussion with the IRD for a settlement at the time we filed our 2004 Form 20–F. Pursuant to the provisions of paragraph 8 of SFAS 5, an enterprise should accrue for a loss contingency based on information available prior to the issuance of financial statements which would indicate that it is probable…that a liability had been incurred at the date of the financial statements and the amount of loss that can be reasonably estimated. The Company was able to estimate the contingent tax exposure based on the settlement terms then under contemplation by the IRD that would result in an aggregate tax payment of HK$47.6 million, the Company’s share of which, net of the amount indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Company’s initial public offering on November 1, 1999, would be HK$17 million as provided in our consolidated statements of operations on page F-2. The IRD and the Company have since signed settlement agreements based on these terms.

Mr. Larry Spirgel

Division of Corporation Finance

United States Securities and Exchange Commission

September 8, 2005

Comment 3 - Note 19: Current assets and current liabilities; page F-26

SEC comments: In your reconciliation to US GAAP, tell us why you have not included these items as long-term in nature, given they are expected to be recovered/settled after more than one year.

i-CABLE’s response: We respectfully advise the Staff that we believe differences arising in the classification between balance sheet captions as presented in the Company’s consolidated balance sheet prepared in accordance with HK GAAP and the classifications of such amounts pursuant to US GAAP would not be material and, accordingly, have not presented a reconciliation of such differences in our US GAAP reconciliation footnote.

Notwithstanding the fact that our disclosure in footnote 19 addresses our expectation as to when certain amounts will be realized, consumed or settled, we advise the Staff that the largest category in the footnote comprises “receipts in advance and customers’ deposits” as of December 31, 2003 and 2004 in the amount of HK$82,444,000 and HK$84,531,000, respectively, which includes customer deposits made by pay TV and Broadband Internet service subscribers that, albeit not repayable until cessation of the service contract, are due on demand or callable by the subscriber upon service termination; and collections on billings in advance of services provided that have no fixed maturity terms and are subject to repayment on demand upon early termination of subscription service contracts. Accordingly, we believe the appropriate classification of these amounts pursuant to SFAS 78 would be as a current liability and as reported in the Company’s consolidated balance sheet under HK GAAP for the aforementioned periods.

Other items disclosed in footnote 19 comprise primarily inventories for network repairs and maintenance, sundry deposits and prepayments, sundry debtors and creditors that are not material quantitatively and qualitatively, individually or in the aggregate to the Group’s financial position as at December 31, 2003 and 2004.

Mr. Larry Spirgel

Division of Corporation Finance

United States Securities and Exchange Commission

September 8, 2005

We acknowledge to the Staff that the disclosures contained in footnote 19 could be clarified to better explain the terms and conditions of the amounts included as “receipts in advance and customers’ deposits and will endeavor to provide such disclosure in future filings. In addition, we will endeavor to provide in future filings US GAAP reconciliation information regarding differences in balance sheet classifications as appropriate.

We hope you find the above responses useful and are pleased to provide you with further details if necessary. We further acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Samuel Wong

Samuel Wong

Chief Financial Officer

i-CABLE Communications Limited